FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Issued:  Tuesday 15 May 2012, London UK.   LSE announcement

GlaxoSmithKline to fully acquire Cellzome for £61 million

- GSK to further expand its platform technology expertise with acquisition of chemical proteomics company

GlaxoSmithKline plc (GSK) today announced that it has entered into an agreement to acquire those shares it does not currently own in Cellzome, a leader in the development and advancement of proteomics technologies, for £61 million (US$99 million) in cash. Cellzome, a privately owned company with laboratories in Cambridge, UK, and Heidelberg, Germany, will become part of GSK's R&D organisation.

Cellzome's proteomics technologies can be used throughout drug discovery from screening to selectivity profiling of compounds in different cells and also in patient samples. The technologies that Cellzome has developed differ from other traditional methods used in early drug discovery by assessing drug interactions with target proteins in a setting which more closely represents that found in a whole biological system. This allows scientists the opportunity to observe how candidate drugs affect both intended and non-desired targets in a close-to-physiological environment and may pinpoint potential safety issues earlier in the process.

"The acquisition of Cellzome adds significantly to our scientific capabilities and capacity to characterise drug targets and provides the opportunity to further enhance GSK's ability to bring medicines to patients in a more effective manner," said John Baldoni, senior vice president, Platform & Technology Science, at GSK.

 The acquisition of Cellzome by GSK supports the company's R&D strategy of collaborating with external partners and seeking out the best science, wherever it may be.  This is the third platform technology acquisition since 2007 and highlights the company's growing expertise in the scientific platforms upon which new medicines are discovered, developed and readied for manufacture. In 2007, GSK acquired two platform technology companies -- Domantis Ltd, a leader in developing the next generation of antibody therapies, and Praecis, a Massachusetts-based company that created novel therapeutic programs and an innovative chemical-synthesis and screening technology.

Acquisition of Cellzome will give GSK a state-of-the-art, proteomic mass spectrometry and screening capability, enabling greater knowledge of drug targets and their interactions with compounds in the early phases of drug discovery. Through the use of this technology,
GSK believes it can reduce attrition of potential new medicines during the development phase.

GSK and Cellzome have two active early stage research collaborations using these discovery capabilities within the immune-inflammation therapy area.  With the acquisition, the technologies could be leveraged across GSK's whole portfolio.

"We are pleased to announce this transaction, which will enable GSK to progress the technologies that we have been developing for more than a decade," said Tim Edwards, chief executive officer of Cellzome.  "This follows nearly four years of successful collaboration with GSK, during which time we demonstrated the value and breadth of the Cellzome platform for drug discovery."

GSK, which currently owns
a 19.98 percent equity interest in Cellzome,
will assume full control of the company. Simultaneous with the acquisition, Cellzome shareholders, including GSK, intend to create a spin-off company, which would hold the rights to certain of Cellzome's assets and activities that GSK does not wish to progress.  The acquisition is not subject to any third party approvals and is anticipated to complete on 21 May 2012.

V A Whyte

Company Secretary

15 May 2012

Platform Technology & Science at GSK

Platform Technology & Science provides deep scientific expertise and core technologies and services, supporting the full range of GSK drug discovery and development, and spanning early phase scientific exploration through preclinical and late stage development.

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 15, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc